信和置業有限公司
Sino Land Company Limited

Our Ref.: SLC-EI/FC-2004/CS-0595

16 June, 2004

RECEIVED
2004 JUN 28 A 9:20
OFFICE OF INTERNATIONAL CORPORATE FINANCE

The Hongkong and Shanghai
Banking Corporation Limited
35-36/F., Sun Hung Kai Centre,
30 Harbour Road, Wanchai,
Hong Kong.

Attn.: Mr. James Wong (Securities Dept.)

The Bank of New York
101 Barclay Street,
22nd Floor – West,
New York, NY 10286,
U.S.A.

Attn.: Ms. Kathy Jiang

Office of International Corporate Finance
Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.,
Washington, D.C. 20549,
U.S.A.

Attn.: Mr. Frank Zarb

04035040

SUPPL

Dear Sirs,

Level One Sponsored ADR Program
- Rule 12g3-2(b)#82-1868

We are pleased to **enclose** for your attention a copy of the Company's press announcement published in the South China Morning Post today regarding the resignation of Mr. Ivan Lee Wank-hay as an executive director.

For your information, the said announcement is also accessible at our website "**http://www.sino-land.com**".

If you require any other information or documents, please feel free to contact us.

Yours faithfully,
For and on behalf of
SINO LAND COMPANY LIMITED

PROCESSED
JUN 30 2004
THOMSON FINANCIAL

dlw 6/30

Fanny Cheng
Assistant Company Secretary

Encl.

c.c. (1) The Bank of New York (Hong Kong) Attn.: Ms. Eugenia Lee / Ms. Kammy Yuen
(2) Morningstar ADR Review Attn.: Ms. Judith Cohn

H:\Maisy\FC\resignation of IL\Letter-ADR

Sino Land Company Limited

(Incorporated in Hong Kong with limited liability)

Stock Code: (00083)

ANNOUNCEMENT

The Board of Directors announces that Mr. Ivan Lee Wank-hay has tendered his resignation as executive director for personal reasons with effect from 16th June, 2004. Mr. Lee has confirmed that there is no disagreement with the Board and is not aware of any matters that need to be brought to the attention of the shareholders of the Company.

The Board wishes to record its appreciation for Mr. Lee's valuable contribution during his directorship with the Company.

As at the date of this announcement, the executive directors of the Company are Mr. Robert Ng Chee Siong, Mr. Raymond Tong Kwok Tung, Mr. Albert Yeung Pak Hin and Mr. Yu Wai Wai and the independent non-executive directors are Mr. Ronald Joseph Arculli and Mr. Paul Cheng Ming Fun.

Robert Ng Chee Siong
Chairman

Hong Kong, 16th June, 2004